Exhibit 99.1

Release No. 0404-01 FOR IMMEDIATE RELEASE
September 30, 2004

RAYMOND JAMES RESPONDS
TO SEC ACTION

ST. PETERSBURG, Fla. - Raymond James Financial Services, Inc., member NASD/SIPC, responded today to the announcement by the Securities and Exchange Commission that it instituted administrative proceedings against the firm.

The firm respectfully disagrees with the claims made by the SEC staff in this proceeding and intends to present the matter for a full and thorough hearing. This is a case in which a customer of RJFS has been determined by the SEC to have been engaged in a fraudulent business that was totally unrelated to RJFS. SEC staff members contend that the firm should have had procedures that would have allowed it to detect the fraudulent scheme being conducted by its client because the client was assisted by a dishonest broker who was associated with RJFS.

"Believing this to be an unwarranted expansion of a brokerage firm's responsibility, we feel we have no choice but to contest these charges," explained RJFS Chairman and CEO Richard G. Averitt. "We take seriously our responsibility to look after the interests of clients and to have in place the best procedures we can devise to make sure clients are treated fairly and responsibly. However, we do not believe we should be held accountable for the fraudulent actions of clients.

"As to the charge of fraud against RJFS," he added, "we believe it is wholly unjustified. We also think it significant that in the many months we have spent discussing the possible resolution of this case with the SEC staff, there was never any suggestion by them of a claim of fraud until after we advised them of our unwillingness to settle the initial allegations of inadequate supervision."

The SEC announcement also indicated the filing of a proceeding against the firm's former president, J. Stephen Putnam. According to Putnam's lawyer, Jerry Isenberg, "The SEC staff is asserting that as president of the firm, Putnam was personally required to supervise this broker, one of thousands of brokers associated with the firm. We strongly disagree. Mr. Putnam fully complied with all of his supervisory responsibilities and accordingly has chosen to contest the staff's allegations."

Raymond James Financial Services, Inc. is a national investment firm providing financial services to individuals and businesses through more than 3,700 financial advisors in 2,100 offices throughout the United States. Raymond James Financial Services is a subsidiary of Raymond James Financial, Inc. (NYSE-RJF), a financial services holding company whose subsidiaries are engaged in financial services businesses throughout the United States, Canada and overseas. Total client assets are currently over $109 billion, of which more than $22 billion are managed by the firm's asset management subsidiaries.

- 30 -

For more information, please contact Mike White at 727-567-2824.
**Please visit the Raymond James Press Center
at www.RaymondJames.com/media.**